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                               June 4, 2020

       Ronny Yakov
       Chief Executive Officer
       The OLB Group, Inc.
       200 Park Avenue
       Suite 1700
       New York, NY 10166

                                                        Re: The OLB Group, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed May 21, 2020
                                                            File No. 333-232368

       Dear Mr. Yakov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Form S-1 Filed May 21, 2020

       Capitalization, page 53

   1. We note that you are required to use 20% of the net proceeds from this offering to repay a portion of your
indebtedness. Please confirm that you reflected the impact of this transaction in the
capitalization table and revise the introductory paragraph to indicate that you are also giving
effect to this transaction.
   2. Please revise the introductory paragraph to clarify that $3.0 million of long-term debt will be converted into
Series A Preferred Stock along with $1,533,207 of interest, deferred salary and unreimbursed
expenses. Also, disclose the significant terms of the Series A
                                                        Preferred Stock.
 Ronny Yakov
The OLB Group, Inc.
June 4, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 59

3. You state that you believe you will be able to fund future liquidity and capital requirements through cash flows generated from your operating activities for a period of twelve months. However, you also state that you will be able to fund your liquidity needs after giving effect to the net proceeds of this offering. Please revise your disclosures throughout the filing to clarify this apparent inconsistency. Also, if the former statement is true, please explain the basis for such conclusion.
Critical Accounting Policies, page 61

4. We note that you performed a quantitative assessment of your goodwill in the fourth quarter of fiscal 2019 and determined that goodwill was not impaired. Please tell us the percentage by which fair value exceeded the carrying value for each of your reporting units. To the extent any reporting unit is at risk of failing step one of the goodwill impairment test, disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances, such as the recent pandemic, that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such determination. Refer to Section V of SEC Release 33-8350.
Experts, page 96

5. Please revise to include the reference to Liggett & Webb, P.A. Refer to Item 10 of Form
         S-1.
Note 8. Notes Payable, page F-21

6. Please revise to clarify that the third anniversary of the Term Loan is April 9, 2021.
Condensed Financial Statements
Note 10. Subsequent Events, page F-44

7. We note from your Form 8-K filed on May 29, 2020 that certain assets constituting the
       Doublebeam business were purchased from POSaBIT Inc. on May 22, 2020. Please tell us
FirstName LastNameRonny Yakov
       the amount and form of consideration paid and to the extent material, revise to include a
Comapany NameThe OLB Group, Inc. your subsequent event disclosures. Refer to ASC 855-10-
       discussion of this transaction in
June 4,50-3. Page 2
        2020
FirstName LastName
 Ronny Yakov
FirstNameGroup, Inc.
The OLB LastNameRonny Yakov
Comapany NameThe OLB Group, Inc.
June 4, 2020
Page 3
June 4, 2020 Page 3
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Adviser, at
(202) 551-3447 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Barry I. Grossman